UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

optionsXpress Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

684010101

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons G-Bar Limited Partnership EIN: 363672791

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,723,943

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,723,943

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,723,943

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.59%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No.

1.	Names of Reporting Persons Avrum Gray

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,723,943 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,723,943 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,723,943 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.59%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer optionsXpress Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 311 W. Monroe, Suite 1000 Chicago, Illinois 60606

Item 2.
(a)

Name of Person Filing

This Schedule 13G/A is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): G-Bar Limited Partnership and Avrum Gray (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of G-Bar Limited Partnership and Avrum Gray is 440 South LaSalle, Suite 650, Chicago, IL 60605.
	(c)	Citizenship G-Bar Limited Partnership is a limited partnership organized under the laws of the State of Illinois. Avrum Gray is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 684010101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

G-Bar Limited Partnership is the record owner of 10,723,943 shares of common stock. Avrum Gray has the power to vote and/or dispose of the shares of common stock owned by G-Bar Limited Partnership. James A. Gray is the President of G-Bar Limited Partnership and a director of optionsXpress Holdings, Inc.

Avrum Gray disclaims beneficial ownership of the common shares owned by G-Bar Limited Partnership, except to the extent of his pecuniary interest therein. The filing of this statement shall not be considered an admission that Avrum Gray, for the purpose of Section 13(d), 13(g) or any other section of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

(b)

Percent of class:

See Item 11 of each cover page, which is incorporated herein by reference. All of the percentages calculated in this Schedule 13G/A are based upon an aggregate of 57,681,185 shares of common stock outstanding, the number of shares disclosed in the Form 10-Q filed by optionsXpress Holdings, Inc. on November 9, 2009.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page, which is incorporated herein by reference.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page, which is incorporated herein by reference.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page, which is incorporated herein by reference.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page, which is incorporated herein by reference.
Except as described in Item 4(b), all share amounts listed in this Schedule 13G/A are correct as of the filing date.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Avrum Gray and G-Bar Limited Partnership may be deemed to be a group in relation to their respective investments in optionsXpress Holdings, Inc. Each of these persons disclaims membership in a group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2010

G-Bar Limited Partnership

By:	/s/ James A. Gray
Name: James A. Gray Title: President

/s/ Avrum Gray
Avrum Gray

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 10, 2010

G-Bar Limited Partnership

By:	/s/ James A. Gray
Name: James A. Gray Title: President

/s/ Avrum Gray
Avrum Gray